Exhibit 5.3

OFFICE ADDRESS	18-20, rue Edward Steichen L-2540 LUXEMBOURG
TELEPHONE	+352 466 230
FAX	+352 466 234
INTERNET	www.loyensloeff.lu

Trane Technologies plc

170/175 Lakeview Drive

Airside Business Park

Swords, Co. DUBLIN

Ireland

June 13, 2024

Dear Sirs,

5.100% Senior Notes due 2034

1	INTRODUCTION

1.1

We have acted as Luxembourg counsel for Trane Technologies Lux International Holding Company S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) with registered office at 20, rue des Peupliers, L-2328 Luxembourg and registered with the Luxembourg Register of Commerce and Companies (RCS) under number B 182971 (the Company).

This legal opinion (the Opinion) is furnished to you in connection with the issuance of $500,000,000 principal amount of 5.100% Senior Notes due 2034 (the Notes) issued by Trane Technologies Financing Limited (the Issuer) and unconditionally guaranteed by Trane Technologies public limited company, Trane Technologies HoldCo, Inc., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Global Holding II Company Limited, Trane Technologies Americas Holding Corporation, the Company and Trane Technologies Company LLC, (the Guarantors), pursuant to the Underwriting Agreement governed by the laws of the State of New York (USA), dated June 4, 2024 between the Issuer, the Guarantors and certain financial institutions.

2	SCOPE OF INQUIRY

2.1	For the purpose of this Opinion, we have examined executed copies the following documents (the Opinion Documents):

(a)

the base indenture governed by the laws of the State of New York (USA), dated June 13, 2024, entered into by and among the Issuer, the Guarantors and Computershare Trust Company, N.A., as trustee, registrar, paying agent and transfer agent (the Indenture);

(b)	the supplemental indenture, dated as June 13, 2024, relating to the Notes (the Supplemental Indenture); and

All services are provided by Loyens & Loeff Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) having its registered office at 18-20, rue Edward Steichen, L-2540 Luxembourg, Luxembourg, and registered with the Luxembourg Register of Commerce and Companies Luxembourg (Registre de Commerce et des Sociétés, Luxembourg) under number B 174.248.

AMSTERDAM       •        BRUSSELS       •        LUXEMBOURG       •       ROTTERDAM       •

HONG KONG     •     LONDON    •     NEW YORK    •    PARIS    •    SINGAPORE    •     TOKYO    •    ZURICH

(c)	global notes representing the Notes, dated June 13, 2024 (the Global Notes).

2.2	We have also examined a copy of the following documents:

(d)	the consolidated articles of association of the Company as at December 15, 2020, as drawn up by Maître Danielle Kolbach, Notary residing in Junglinster, Grand Duchy of Luxembourg (the Articles);

(e)	the resolutions of the managers of the Company dated April 2024 (the Board Resolutions);

(f)	an excerpt pertaining to the Company delivered by the RCS and dated June 13, 2024 (the Excerpt); and

(g)

a certificate of absence of judicial decisions (certificat de non-inscription d’une décision judiciaire) pertaining to the Company, delivered by the RCS on the date of this Opinion with respect to the situation of the Company as at one day prior to date of this Opinion (the RCS Certificate).

3	ASSUMPTIONS

We have assumed the following:

3.1

the genuineness of all signatures, stamps and seals of the persons purported to have signed the relevant documents and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies;

3.2	all factual matters and statements relied upon or assumed in this Opinion are and were true and complete on the date of execution of the Opinion Documents (and any documents in connection therewith);

3.3

the Articles and the Board Resolutions are in full force and effect, have not been amended, rescinded, revoked or declared null and void, and there has been no change in the board of managers of the Company;

3.4	the information contained in the Excerpt and the RCS Certificate is true and accurate at the date of this Opinion;

3.5

the due compliance with all requirements (including, without limitation, the obtaining of the necessary consents, licences, approvals and authorisations, the making of the necessary filings, registrations and notifications and the payment of stamp duties and other taxes) under any laws (other than Luxembourg law) in connection with the Opinion Documents (and any documents in connection therewith); and

3.6	there are no provisions in the laws of any jurisdiction outside Luxembourg, which would adversely affect, or otherwise have any negative impact on this Opinion.

4	OPINION

Based upon the assumptions made above and subject to the qualifications set out below and any factual matter not disclosed to us, we are of the following opinion:

4.1	The Company is a private limited liability company (société à responsabilité limitée), incorporated and validly existing under Luxembourg law for an unlimited duration.

4.2	The Company has the corporate power to enter into and perform the obligations expressed to be assumed by it under the Opinion Documents.

4.3

The Opinion Documents to which the Company is a party have been duly authorised by all requisite corporate action on the part of the Company and the Opinion Documents to which the Company is a party have been duly executed and delivered by the Company.

5	QUALIFICATIONS

This Opinion is subject to the following qualifications:

5.1

Our Opinion is subject to all limitations resulting from the application of Luxembourg public policy rules, overriding statutes and mandatory laws as well as to all limitations by reasons of bankruptcy (faillite), composition with creditors (concordat), suspension of payments (sursis de paiement), controlled management (gestion contrôlée), or the appointment of a temporary administrator (administrateur provisoire) and any similar Luxembourg or foreign proceedings affecting the rights of creditors generally (Insolvency Proceedings).

5.2

Our opinion that the Company exists validly is based on the Articles, the Excerpt and the RCS Certificate (which confirms in particular that no judicial decisions in respect of bankruptcy (faillite), composition with creditors (concordat), suspension of payments (sursis de paiement), controlled management (gestion contrôlée), or the appointment of a temporary administrator (administrateur provisoire) pertaining to the Company have been registered with the RCS). The Articles, the Excerpt and the RCS Certificate are, however, not capable of revealing conclusively whether or not the Company is subject to any Insolvency Proceedings.

6	MISCELLANEOUS

6.1

This Opinion is as of this date and is given on the basis of Luxembourg laws in effect and as published, construed and applied by Luxembourg courts, as of such date. We undertake no obligation to update it or to advise of any changes in such laws or their construction or application. We express no opinion, nor do we imply any opinion, as to any laws other than Luxembourg laws.

6.2	This Opinion is strictly limited to the Opinion Documents and the matters expressly set forth therein. No other opinion is, or may be, implied or inferred therefrom.

6.3

This Opinion is given on the express condition, accepted by each person entitled to rely on it, that this Opinion and all rights, obligations, issues of interpretation and liabilities in relation to it are governed by, and shall be construed in accordance with, Luxembourg law and any action or claim in relation to it can be brought exclusively before the Luxembourg courts.

6.4

This Opinion is issued by Loyens & Loeff Luxembourg SARL. Individuals or legal entities that are involved in the services provided by or on behalf of Loyens & Loeff Luxembourg SARL cannot be held liable in any manner whatsoever.

Yours faithfully,

Loyens & Loeff Luxembourg SARL

/s/ Thierry Lohest
Thierry Lohest
Avocat à la Cour